Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT BY THE NEW YORK STOCK EXCHANGE TO COMMENCE DELISTING PROCEEDINGS OF AMERICAN DEPOSITARY SHARES

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis, and references are made to the announcements of the Company dated 30 November 2020, 4 December 2020 and 11 January 2021, respectively.

The New York Stock Exchange LLC (the “NYSE”) posted on its website on 26 February 2021 (Eastern Standard Time) a news release stating that the NYSE Regulation has determined to commence proceedings to delist the American depositary shares of the Company (the “ADSs”), on the basis that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D in light of the executive order (the “Executive Order”) signed by the President of the United States of America on 12 November 2020 (Eastern Standard Time) and updated guidance provided by the Office of Foreign Assets Control of the US Treasury Department in General License 1A and frequently asked questions 879 issued on 27 January 2021. The NYSE will suspend trading in the ADSs at 4:00 a.m. (Eastern Standard Time) on 9 March 2021. The NYSE will apply to the US Securities and Exchange Commission to delist the ADSs upon completion of all applicable procedures, including any appeal (if filed) against the NYSE Regulation’s decision.

As of 26 February 2021, the Company’s ordinary shares represented by ADSs amounted to approximately 0.5% of the Company’s total issued share capital. For the year ended 31 December 2020, the average daily trading volume of the ADSs on the NYSE constituted approximately 14.5% of the total average daily trading volume of the Company’s securities listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), NYSE and the Toronto Stock Exchange.

JPMorgan Chase Bank, N.A. is the depositary for the ADSs. Holders of ADSs may deliver their ADSs to JPMorgan Chase Bank, N.A. in exchange for ordinary shares of the Company subject to the terms of the deposit agreement entered into among the Company, JPMorgan Chase Bank, N.A. and holders of ADSs from time to time. Each ADS can be cancelled for delivery of 100 ordinary shares of the Company, which are listed for trading on the Stock Exchange. In view of the proposal to delist the ADSs, holders of ADSs may wish to consult with their professional advisers as to the impact the proposed delisting will have on them and if they wish to convert the ADSs held by them into ordinary shares of the Company.

The Company regrets the NYSE’s aforesaid decision and actions. The NYSE’s decision and actions may affect the trading prices and volumes of the Company’s securities. The Company will continue to closely monitor the development of this matter and make further announcements as appropriate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange and applicable laws in the future.

Shareholders of the Company and prospective investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary
Hong Kong, 28 February 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

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